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Ms. Song Brandon

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549-3628

By EDGAR Transmission	April 26, 2010

Re:	The Royal Bank of Scotland Group plc (“RBSG”)
Schedule TO-I
Filed on April 6, 2010
File No. 005-84373

National Westminster Bank PLC (“NatWest”)
Schedule TO-I
Filed on April 6, 2010
File No. 005-55229

Dear Ms. Brandon:

This letter responds to the comments that you provided in a telephone conference on Friday, April 16, 2010, in connection with the above-referenced Issuer Tender Offer Statement on Schedule TO-I filed by RBSG on April 6, 2010 and the Issuer Tender Offer Statement on Schedule TO-I filed by NatWest on April 6, 2010 (collectively, the “Schedule TO-Is”) relating to the tender offer (the “Tender Offer”) being made by RBSG and NatWest (each an “Offeror” and collectively, the “Offerors”) pursuant to the Offer to Purchase, dated April 6, 2010, attached as Exhibit 99.(a)(1)(A) to each Schedule TO-I (the “Offer to Purchase”) and the accompanying Letter of Transmittal, attached as Exhibit 99.(a)(1)(B) to each Schedule TO-I (the “Letter of Transmittal”). The responses herein are based upon information provided to Linklaters LLP by the Offerors.

In addition, each Offeror has today filed, via EDGAR, an amendment to its respective Schedule TO-I (each, an “Amendment”), together with this response letter, to reflect certain changes to the Offer to Purchase. We are sending you a courtesy copy of each Amendment.

On behalf of the Offerors, we advise you as follows:

General

Comment:  Please explain your basis for concluding that the Tender Offer will not have a “going private” effect for purposes of Exchange Act Rule 13e-3.

Response:  Rule 13e-3 applies to any transaction or a series of transactions by an issuer or its affiliates, including a “purchase of any equity security by the issuer of such security or by an affiliate of such issuer,” that has either a reasonable likelihood or a purpose of producing either of the following effects:

(i)                         causing any class of equity securities of the issuer that is subject to Section 12(g) or Section 15(d) of the Exchange Act to be eligible for termination of registration or causing the reporting requirements with respect to such class to become eligible for termination or suspension; or

(ii)                      causing any class of securities of the issuer that is either listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

First, the Tender Offer is not reasonably likely to and is not intended to cause any of the effects listed in Rule 13e-3(a)(3)(ii)(A) because each series of American Depositary Shares (“Target ADSs”) representing preference shares issued by the relevant Offeror is either not subject to Section 12(g) and 15(d) or the series was already eligible for termination of registration or reporting prior to the Tender Offer. Each series of the Target ADSs other than the Series U ADSs issued by RBSG (the “Series U ADSs”) is listed on the New York Stock Exchange (“NYSE”) and registered under Section 12(b) of the Exchange Act and, consequently, such series of securities are not subject to Section 15(d) or Section 12(g) of the Exchange Act. The Series U ADSs were already eligible for termination of registration pursuant to Rule 12g-4 prior to the Tender Offer because the Series U ADSs were held of record by fewer than 300 persons; therefore, the Tender Offer will not cause the Series U ADSs to be eligible for termination of registration. BNY Shareholder Services, the depositary for the Series U ADSs, has confirmed to RBSG (i) that the Series U ADSs are held through The Depository Trust Company (“DTC”) with no registered holders other than Cede & Co. and (ii) that there were, immediately prior to the Tender Offer, fewer than 300 DTC participant accounts for the Series U ADSs.

Second, the Tender Offer is not reasonably likely to and is not intended to cause any Target ADSs which are listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be neither so listed nor so authorized (Rule 13e-3(a)(3)(ii)(B)).  As previously noted, each series of Target ADSs other than the Series U ADSs is currently listed for trading on the NYSE (such series hereinafter referred to as the “NYSE-listed Target Securities”). The Series U ADSs are not listed on any national securities exchange and not authorized to be quoted on an inter-dealer quotation system of a registered national securities association. Section 8 of the NYSE Company Manual states that the NYSE will initiate suspension and delisting procedures with respect to preferred stock if (i) the aggregate market value of publicly-held shares is less than $2,000,000 or (ii) the number of publicly-held shares is less than 100,000. In order to prevent the NYSE delisting thresholds from being satisfied, for each series of NYSE-listed Target Securities, the Offerors have established a limit on the maximum amount of securities that will be accepted in the Tender Offer for such series. Consequently, the Offerors do not believe that there is a reasonable likelihood that the aggregate market value or number of publicly-held shares of any of the NYSE-listed Target Securities will decrease below such NYSE delisting thresholds following the completion of the Tender Offer. In addition, the Offerors confirm that they have no intention of seeking delisting or deregistration of any of the NYSE-listed Target Securities.

Based on the foregoing, the Offerors have concluded that the Tender Offer will not have a “going private” effect for purposes of Rule 13e-3.

Offer to Purchase

Summary Term Sheet

As discussed, we are amending and restating, in each Amendment, the table that appears in the Summary Term Sheet on page 4 of the Offer to Purchase to change the heading of the “Sales Price” column and to eliminate the “Strip Price” column.  The strip price for each series of target securities was included in the table merely to illustrate the price of the securities without accrued distributions relative to the offered consideration for such series of target securities.  The strip prices provided in the table were based on Bloomberg’s calculation of accrued distributions rather than actual reported transactions. Accordingly, the Offerors do not believe that the inclusion of the strip price enhances the disclosure or that the removal of such information would result in the elimination of material information.  The strip price is neither a required disclosure item under Schedule TO nor typically provided disclosure in offers to purchase.  Item 2 of Schedule TO requires the inclusion of information required by Item 1002(c) of Regulation M-A, which in turn requires disclosure of the trading price of the target securities on the relevant principal market, as well as the high and low sales prices of the target securities on the relevant principal market for each quarter during the most recent two years. The Offerors have provided such information under the “Sales Price” column in the table on page 4 of the Offer to Purchase, as well as under the caption “Historical Price Range of the Securities” in the Offer to Purchase.

Certain Information Concerning the Offerors

Comment:  Schedule TO does not permit “forward” incorporation by reference.  Please clarify your disclosure accordingly.

Response:  As indicated in each Amendment, the Offerors have removed the language indicating that subsequently filed documents will be incorporated by reference.

Miscellaneous

1.               Comment:  Please clarify that the following statement in the Offer to Purchase refers to US jurisdictions: “The Tender Offer is not being made to (nor will tenders be accepted from or on behalf of) Security Holders in any jurisdiction in which the making of the Tender Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.”

Response:  As indicated in each Amendment, the Offerors have revised the statement to refer to US jurisdictions.  As discussed, notwithstanding the restrictions set out in the Offer to Purchase and any related tender offer materials with respect to the dissemination of such documents in certain jurisdictions where dissemination is prohibited or restricted by law, the Offerors intend to accept validly tendered Securities tendered by holders in those jurisdictions.

2.               As discussed, with respect to the general waiver and release of claims representation (found in both the Offer to Purchase and the Letter of Transmittal) that is deemed to be made by tendering holders, counsel representing RBSG in connection with pending class action suits regarding alleged violations of US federal securities laws with respect to certain series of the target securities has recommended a clarifying amendment to such waiver and release language in response to a query received by plaintiffs’ counsel regarding such language.  Accordingly, as indicated in each Amendment, the Offerors have amended the Offer to Purchase and the Letter of Transmittal to clarify that such waiver and release language does not apply to any existing rights or claims that have been or may be asserted with respect to the target securities regarding alleged violations of U.S. federal securities laws. For the avoidance of doubt, the Offerors reserve their right to defend any such claims to the fullest extent permissible by law.

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If you have any further questions or require any additional information with respect to the above, please contact me at (212) 903-9014.  Thank you for your assistance.

Yours sincerely

/s/ Jeffrey C. Cohen
Jeffrey C. Cohen

cc:	Miller McLean, The Royal Bank of Scotland Group plc
David O’Loan, The Royal Bank of Scotland Group plc
Tom B. Shropshire, Jr., Linklaters LLP